SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HERBALIFE LTD.

(Name of Subject Company (Issuer))

Herbalife Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

John G. DeSimone

Chief Financial Officer

Herbalife Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$600,000,000	$69,540.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.001 per share, of the Issuer for a maximum aggregate tender offer price of $600,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2017 equals $115.90 per $1,000,000 of the aggregate value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (“the “Company”). This Schedule TO relates to the offer by the Company to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $600 million and at a price per share (i) not greater than $68.00 nor less than $60.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, plus (ii) a non-transferable contractual contingent value right (a “CVR”) pursuant to the Contingent Value Rights Agreement, a copy of which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(F) (the “CVR Agreement”), to receive a contingent payment upon the occurrence of a Going Private Transaction (as such term is defined in the CVR Agreement) within the time period specified in the CVR Agreement, without interest and less any applicable tax withholding, each upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Upon the terms and subject to the conditions of the Offer the Company will purchase common shares properly tendered and not properly withdrawn for an aggregate cash purchase price of up to $600 million. Unless the context otherwise requires, all references to “common shares” shall refer to the common shares and all references to “common shares properly tendered” shall refer to “common shares properly tendered and not properly withdrawn in the Offer.” All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time (as defined in the Offer to Purchase), the Company will determine a single per share price, which will not be greater than $68.00 nor less than $60.00 per share, net to the seller in cash, less any applicable tax withholding and without interest (the “Cash Purchase Price”), that the Company will pay for shares properly tendered together with a CVR, that will allow the Company to purchase the shares properly tendered, for an aggregate Cash Purchase Price of up to $600 million. The Cash Purchase Price will be the lowest price per share not greater than $68.00 nor less than $60.00 per share (in multiples of $0.25) at which shares have been properly tendered in the Offer, that will enable the Company to purchase common shares for an aggregate Cash Purchase Price up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million shares are properly tendered, the Company will select the lowest price that will allow the Company to purchase all the shares that are properly tendered. All shares the Company purchases in the Offer will be purchased at the same Cash Purchase Price regardless of whether the shareholder tendered at a lower price, or was deemed to have tendered, at a lower price. If the Company’s purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, the Company will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which the Company will purchase on a priority basis, and except for each conditional tender whose condition was not met, which the Company will not purchase. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at the Company’s expense promptly following the Expiration Time.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and issuer is Herbalife Ltd., a Cayman Islands exempt company incorporated with limited liability. The address of the Company’s principal executive offices is P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, and its telephone number is (213) 745-0500.

(b) As of August 15, 2017, the Company had approximately 93,966,161 outstanding shares of common shares, which are quoted on the New York Stock Exchange under the symbol “HLF.” The information set forth in the “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the “Summary Term Sheet” and Section 8— “Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)-(c) This Schedule TO is filed by the Company. The Company is both a filing person and the subject company. The Company’s business address and telephone number are set forth in Item 2(a) above. The information set forth in Section 10— “Information About the Company” to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The Company seeks to purchase common shares for an aggregate cash purchase price of up to $600 million and at a price per share (i) not greater than $68.00 nor less than $60.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, plus (ii) a CVR to receive a contingent payment upon the occurrence of a Going Private Transaction within the time period specified in the CVR Agreement, without interest and less any applicable tax withholding, each upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the “Summary Term Sheet”, “Introduction”, Section 1— “Terms of the Offer”, Section 2— “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 3— “Procedures for Tendering Shares”, Section 4— “Withdrawal Rights”, Section 5— “Purchase of Shares and Payment of Purchase Price”, Section 6— “Conditional Tender of Shares”, Section 7— “Conditions of the Tender Offer”, Section 9— “Source and Amount of Funds”, Section 11— “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”, Section 12— “Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”, Section 14— “Certain Material U.S. Federal Income Tax Consequences of the Offer”, and Section 15— “Extension of the Tender Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the “Summary Term Sheet”, “Introduction”, Section 2— “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 10— “Information About the Company” and Section 11— “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b), (e) The information set forth in the “Summary Term Sheet”, “Introduction”, Section 2— “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 10— “Information About the Company”, Section 11— “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and Section 16— “Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(c) The information set forth in the “Summary Term Sheet”, Section 2— “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 11— “Interests of Directors and Executive Officers Transaction and Arrangements Concerning the Shares”, Section 12— “Effects of the Tender Offer on the Market for Shares, Registration under the Exchange Act” and Section 16— “Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the “Summary Term Sheet” and Section 9— “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)-(b) The information set forth in Section 10— “Information About the Company”, Section 11— “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and Section 16— “Background to the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 17— “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not material.

Item 11. Additional Information.

(a)(1)	The information set forth in Section 2— “Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”, Section 7— “Conditions of the Tender Offer”, Section 10— “Information About the Company” and Section 16— “Background of the Offer; Contacts” of the Offer to Purchase is incorporated herein by reference.

(a)(2)	The information set forth in Section 13— “Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	The information set forth in Section 13— “Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	None.

(a)(5)	None.

(c)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO in order to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

Item 12. Exhibits.

The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE LTD.

By:	/s/ JOHN G. DESIMONE
	Name:	John G. DeSimone
	Title:	Chief Financial Officer

Dated: August 21, 2017

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)*	Offer to Purchase, dated August 21, 2017.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Press release issued by the Company, dated August 21, 2017.

(a)(1)(F)*	Form of Contingent Value Rights Agreement by and between the Company and Computershare Trust Company, N.A., as CVR Agent.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)*	Agreement by and among the Company and Carl C. Icahn and his controlled affiliates, dated August 21, 2017

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith